March 16, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549

Attn:	Mr. John Reynolds, Assistant Director
Division of Corporation Finance

	Re:	Clarient, Inc. Post-Effective Amendments to Forms S-3 Filed December 23, 2010 File Numbers: 333-114214, 333-67166, 333-87969, 333-129827, 333-160136, and 333-163973

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Clarient, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of General Electric Company (the “Company”), hereby requests the acceleration of the effective date of the above-referenced filings so that they will become effective Friday, March 18, 2011, at 5:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Leo Greenstein at (949) 425-5895 to provide notice of effectiveness.

In connection with this request for effectiveness, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ MICHAEL R. RODRIGUEZ
Michael Rodriguez
Chief Financial Officer

cc:  Melinda Griffith, Esq.

W. Alex Voxman, Esq.
David C. Lee, Esq.

Clarient, Inc., 31 Columbia, Aliso Viejo, CA 92656
949.425.5700 Fax 949.425.5701 clarientinc.com